STEPHAN JAN MEYERS, ESQ. 100 S. Sunrise Way, Suite A-800 Palm Springs, California 92262

Phone: 858-922-2006 Fax: 888-501-3763 Email: steve@smeyers.com

July 7, 2008

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010

Attn:	Evan S. Jacobson
	Re:	ZUMA360 Software, Inc.
Registration Statement on Form S-1 Filed June 24, 2008 File No. 333-149710
Response to Staff Comment Letter dated June 27, 2008

Dear Mr. Jacobson:

On behalf of ZUMA360 Software, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated June 27, 2008, with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Form S-1A”), filed with the Commission on June 24, 2008. Attached hereto as Exhibit A is Amendment No. 3 to the Form S-1 (the “Form S-1/A” or the “Amendment”) that reflects the Company’s response to your comments.

                 All responses provided herein are based solely on information provided by the Company.

                 We respectfully request that the Staff provide any further comments at its earliest convenience.

                 For your convenience, we have reprinted the Commission’s written comments below in bold prior to the Company’s responses. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated.

Use of Proceeds - page 18

1.
We note your response to comment 2 of our letter dated May 6, 2008, in which we asked you to revise your "Use of Proceeds" section to reflect the extent to which you plan to use offering proceeds to pay for accrued and deferred salaries. Please revise your disclosure in this section to provide a more detailed discussion of your use of offering proceeds in the event that a small percentage of your offering is subscribed (approximately 10-15%). Also include a discussion of your use of offering proceeds in the event that half of your offering is subscribed. Make sure that you update the tabular disclosure in this section to reflect this additional disclosure.

RESPONSE:

We have revised our Use of Proceeds on pages 18-19 to provide both the more detailed discussion requested, as well as the update of the tabular disclosure. We have added disclosure based on 15% subscription level and a 50% subscription. Clearly, any Company seeking to raise over $5million that only succeeds in raising 15% of that amount will face difficulties and have to alter its business strategies to survive. We hope to be successful in raising all, or substantially all, of the proceeds being sought in the offering, but there are no guarantees that we will do so. Thus, we have prepared for the possibility that we receive a lesser amount of subscriptions than desired. As discussed in great detail in the prospectus, the Company would alter its focus from offering its full suite of products in the "Zuma Suite", and instead focus on the two new products that the Company believes can be made most commercially viable in the short-term: Zuma Active X and Zuma Lite. Both products will be commerically available in the Third Quarter of 2008. The reduced proceeds from either a 15% or 50% subscription level would be used to strengthen both of them by the enhancement of existing features and the addition of new and improved features. Zuma Pro, which is currently available for download, would continue to be offered without further enhancements, until the other two products were sufficiently launched. Additionally, emphasis would be placed upon improving the Company's website to facilitate the marketing and selling of its products over the internet, rather than recruitment and training of a direct sales force, which was planned to occur in tandem if substantially more than 50% of the Offering were to be subscribed.

Other sections of the prospectus discussed the same topics, and we have made minor revisions to the folowing sections so that they correspond with the revised disclosure you requested in the Use of Proceeds section: Management's Discussion and Analysis: Liquidity and Capital Resources for the period ending May 31, 2008(unaudited) at page 28 and Plan Of Distribution at page 50.

Additionally, we have revised the prospectus to provide that pay-down on the accrued salary and loan obligations which total to $165,000 will not commence until $4,250,000 of Units have been sold. This works out to be approximately more than 75% of the total offering.

Should you have further questions or comments concerning this letter or the attachments hereto, please contact the undersigned at (858)922-2006. Thank you.

Very truly yours,

/s/ Stephan Jan Meyers, Esq.
(858)922-2006
steve@smeyers.com

cc:           Srini Vasan, CEO